FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO: 333-146206

PROSPECTUS SUPPLEMENT NO. 2

Dated November 26, 2008

(To prospectus dated August 1, 2008)

PIEDMONT COMMUNITY BANK GROUP, INC.

300,000 Shares of Common Stock

This second prospectus supplement (the “Second Supplement”) is supplemental to the prospectus dated August 1, 2008 (the “Original Prospectus”) relating to the offer and sale by Piedmont Community Bank Group, Inc. of up to 300,000 shares of common stock and the first supplement to the Original Prospectus dated October 31, 2008 (the “First Supplement”). The purpose of this Second Supplement is to inform you of certain developments that have occurred since the date of the First Supplement. This Second Supplement should be read together with, and may not be delivered or utilized without, the Original Prospectus and the First Supplement. The information contained in this Second Supplement is qualified by reference to the Original Prospectus and the First Supplement, except to the extent that the information in this Second Supplement updates or supersedes the information contained in the Original Prospectus or in the First Supplement.

Results for the Three- and Nine-Months Ended September 30, 2008

On November 14, 2008 we released our financial results for the third quarter and first nine months of 2008 through the filing of our quarterly report on Form 10-Q. Third quarter 2008 results were marked by flattening loan and deposit growth and continued pressure on our net interest margin. Our net income for the quarter was $22,458, which compares to net income of $229,753 in the third quarter of 2007. Comprehensive income, which adjusts net income to reflect changes in the valuation of securities that we hold, was $56,366 for the third quarter of 2008, or $0.02 per share. For the nine-month period ended September 30, 2008 we recorded comprehensive losses of $1,092,737, or $0.58 per diluted share.

Due to weakening real estate markets, we have experienced an increase in other real estate owned, which consists of foreclosed properties, from approximately $242,000 at December 31, 2007 to approximately $3.3 million at September 30, 2008. The majority of this net increase is attributable to three lending relationships. The level of our delinquent loans greater than 30 days increased from approximately $2.8 million at December 31, 2007 to approximately $11.2 million at September 30, 2008.

In addition to the general deterioration in the real estate markets we serve, we have also been directly impacted by the interest rate reductions initiated by the Federal Reserve in response to the broad market conditions. Because our loans generally reprice more quickly than our deposits, the declining interest rate environment has significantly compressed our net interest margin. As a result of the declining rate environment and the increase in our nonaccrual loans, our net interest income before the provision for loan losses for the first nine months of 2008, which was approximately $3.3 million, was down $867,000 from the first nine months of 2007 despite the fact that our average loans during the period increased from $159 million to $190 million. After deducting higher other expenses that are attributable to our growth, including provisions for loan losses of approximately $1.9 million, we experienced a net loss of $952,304 for the first nine months of 2008 as compared to net income of approximately $520,949 for the first nine months of 2007. As stated above, comprehensive losses for the first nine months of 2008 were $1,092,737. This compares to comprehensive income of $535,442 for the corresponding period in 2007.

Our quarterly report on Form 10-Q for the third quarter of 2008 is incorporated by reference into the prospectus. The quarterly report is available online at www.sec.gov. We will provide to each person to whom a prospectus is delivered, including any beneficial owner, a copy of our quarterly report at no cost upon written or oral request. Requests should be directed to Piedmont Community Bank Group, Inc., P.O. Box 1669, Gray, Georgia 31032, Attention: Julie Simmons (phone no. (478) 986-5900).

Extension of Offering

We have determined to extend the offering through December 31, 2008. The offering is being conducted on a “best efforts” basis and we will terminate it upon the sale of 300,000 shares or December 31, 2008, whichever occurs first. We also reserve the right to end the offering at any time if we determine that the total amount of subscriptions will provide adequate capitalization for us and our bank subsidiary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities that we are offering, or determined if the Original Prospectus, the First Supplement or this Second Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock that we are offering are not deposit accounts, and are not, and will not be, insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal or state government agency. The shares of common stock are subject to investment risk, including the possible loss of principal. See “Risk Factors” beginning on page 6 of the Original Prospectus for a discussion of these risks.

PIEDMONT COMMUNITY BANK GROUP, INC.

110 Bill Conn Parkway

Gray, Georgia 31032

(478) 986-5900